March 13, 2006
Ms. Carmen Moncada-Terry
Attorney-Examiner
U.S. Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Registration Statement on Form S-3 File No. 333-130515
Dear Madam:
     On behalf of Endeavour International Corporation (the “Company”), I hereby request that the Company’s registration statement on Form S-3, File No. 333-130515 (the “Registration Statement”), be declared effective at 4:00 p.m., Eastern Standard Time, on March 15, 2006, or as soon thereafter as practicable. The Company hereby acknowledges in connection with its request for acceleration of effectiveness of the Registration Statement that:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours very truly,
/s/ Robert L. Thompson
Robert L. Thompson
Vice President and Chief Accounting
Officer

On the Quest for Energy

Endeavour International Corporation    1000 Main Street, Suite 3300, Houston, Texas 77002   713-307-8700    www.endeavourcorp.com

Porter & Hedges, l.l.p.

ATTORNEYS AND COUNSELORS AT LAW
1000 MAIN STREET, 36TH FLOOR
KEVIN J. POLI	HOUSTON, TEXAS 77002-6336
ASSOCIATE	_________________________________
Tel. Direct (713) 226-6682		MAILING ADDRESS
Fax Direct (713) 226-6282	TELECOPIER (713) 228-1331	P.O. BOX 4744
KPOLI@PORTERHEDGES.COM	TELEPHONE (713) 226-6600	HOUSTON, TX 77210-4744
March 13, 2006
008139/0007
Carmen Moncada-Terry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
     Re: Endeavour International Corporation: Registration Statement on Form S-3 (File No. 333-130515)
Dear Ms. Moncada-Terry:
     Endeavour International Corporation (a Nevada corporation) (the “Company”) has, on the date hereof, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”). All of the revisions to the Registration Statement set forth in Amendment No. 2 are either to update the list of filings incorporated therein by reference or to update previously disclosed information.
     Set forth below are the Company’s responses to your oral comments received during the week of March 6, 2006. All of the Commission’s comments relate to the opinion of Porter & Hedges, LLP (“Porter & Hedges”) to be filed as an exhibit to the Registration Statement pursuant to Paragraph 5 of Item 601 of Regulation S-K (the “Exhibit 5 Opinion”). A marked copy of Amendment No. 2, including a marked copy of the Exhibit 5 Opinion, is enclosed herewith.
     1. The Exhibit 5 Opinion also has been revised to state that the Indentures (as defined in the Exhibit 5 Opinion) are enforceable in accordance with their terms, which includes that the Indentures are enforceable under New York law.
     2. A new Exhibit 5 Opinion will be filed with the Commission with respect to each take down. Those opinions will be issued by Porter & Hedges, and Porter & Hedges will rely on an opinion of Hale Lane to the extent such opinions address matters under Nevada law. As requested, the opinion of Hale Lane is filed as an exhibit to the registration statement.

     The Company hereby requests acceleration of effectiveness of the Registration Statement to 4:00 p.m., Eastern Standard Time, on March 15, 2006.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it will not foreclose the Commission from taking any action with respect to the filing;
•	neither the Commission nor the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, relieves the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and,
•	it may not assert Staff comments or the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at 713-226-6682 with any questions or additional comments you may have.
Very truly yours,
/s/ Kevin J. Poli
Kevin J. Poli

KJP
cc:	H. Don Teague
Lance Gilliland